Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

The following communication was first made available on September 16, 2024.

1.	What’s the deadline for making an election?

In general, the election deadline is 5:00 p.m., New York City time, on September 30, 2024, which is the business day immediately prior to the Special Meeting.

Banks and brokers may establish an earlier deadline. If you hold your shares through a bank or broker, you should check with your bank or broker for the deadline that is applicable to you.

For shares held in an Infinera Stock Plan account with E*TRADE (aka Morgan Stanley at Work), the following deadlines apply:

E*TRADE is the service provider through which Infinera settles equity grants into shares. As such, you likely have some shares held at E*TRADE in an Infinera stock plan account. E*TRADE has established a deadline of September 26, 2024 at 5:00 p.m., Eastern time (referred to in E*TRADE communications as the “Due Date”), for making online elections for shares held in an individual’s stock plan account. If you wish to make an election by phone, you may do so up until September 27, 2024 at 6:00 p.m. Eastern time(referred to in E*TRADE communications as the “Cutoff Date”).

For assistance making an election for shares held at E*TRADE, please contact E*TRADE at (800) 838-0908 or by using the following link: https://us.etrade.com/e/t/home/contactus_esp

2.	I haven’t received any information about making an election. Who should I contact?

Please contact Sodali & Co, the firm helping Infinera with election mechanics as information agent, at (800) 662-5200 or by email at INFN@investor.sodali.com.

Alternatively, you may contact the bank or broker through which you hold your shares.

3.	What are my election options?

For each share of Infinera common stock that you own, you can elect to receive one of the following:

•	$6.65 in cash, without interest;

•	1.7896 Nokia shares for each share of Infinera common stock; or

•	a combination of $4.66 in cash, without interest, and 0.5355 Nokia shares for each share of Infinera common stock.

All Nokia shares will be delivered in the form of American Depositary Shares, which is a type of security used by companies who are incorporated abroad. Each American Depositary Share represents an ownership interest in, and the right to receive, one ordinary share of Nokia.

When we refer to Nokia shares in this document, we mean a Nokia share represented by an American Depositary Share.

4.	What are American Depositary Shares?

American Depositary Shares are a mechanism by which some companies who are incorporated outside of the United States allow for the trading of their securities inside of the United States.

Generally speaking, owning a Nokia share represented by an American Depositary Share is the same as owning the underlying ordinary share of Nokia.

The Nokia shares that you receive in the transaction will be freely tradable on The New York Stock Exchange.

If you remain employed by Infinera or its subsidiaries following the transaction you may be subject to Nokia’s insider trading rules and policies. More information on rules and policies will be available as we get closer to closing.

5.	Will I really be able to exchange 100% of my Infinera shares for Nokia shares, or is there a limit of 30% on each shareholder?

Your ability to elect to receive Nokia shares is subject to the limitation that no more than 30 percent of the aggregate consideration payable in the transaction to all shareholders will be paid in the form of Nokia shares. As such, if all elections to receive Nokia shares would result in the payment of more than 30 percent of the aggregate consideration in the form of Nokia shares, then each Infinera stockholder electing to receive Nokia shares (whether in the form of an all-share election or a mixed share and cash election) will have their elections “cut back” to comply with this aggregate limit. Any shares of Infinera common stock that are not converted into Nokia shares will be converted into $6.65 per share in cash.

Final elections, and the amount of Nokia shares or cash that you will receive, will not be known until the closing of the transaction.

6.	What happens if I don’t make an election?

If you do not make an election with respect to a particular share of Infinera common stock, you will receive $6.65 in cash for that share of Infinera common stock at the closing of the transaction.

7.	Do I have to pay taxes on the merger consideration?

Everyone’s tax circumstances are different, and you should speak with your own tax advisor about the tax implications of the transaction to you based on your personal circumstances.

8.	I have questions on the tax implications of the transaction to me. For example, how can I minimize any taxable gain that I recognize?

You should speak with your own tax advisor. Infinera cannot offer tax advice.

9.	If I don’t make an election, can I still vote my shares?

Yes, so long as you owned those shares as of the close of business on August 14, 2024.

10.

Can I sell my Infinera common stock between the election deadline and the closing of the transaction? Can I sell shares for which I have made an election in the period after the election deadline and prior to the closing of the transaction?

Any sales of Infinera common stock must be undertaken in compliance with Infinera’s insider trading rules and policies.

Assuming compliance with those rules and policies, you will need to work with your bank or broker to reverse any election made in respect of a particular share of Infinera common stock. Once that process is complete, you can sell the share as normal. Please note that this reversal process is handled by your bank or broker and may take several days.

11.

If I sold my Infinera stock after the record date for the upcoming special meeting (which date was August 14th, 2024), but before the election deadline or the special meeting, can I still vote my shares at the special meeting?

Yes, unless you made different arrangements with the purchaser of your shares.

12.	I have unvested Infinera RSUs. Once the transaction closes, what will I receive upon vesting of those securities?

Unvested Infinera RSUs will be assumed by Nokia at the closing and will then represent the right to receive 1.7896 Nokia shares upon vesting.

There is no option to receive a cash payment for vesting of your Infinera RSUs after the closing of the transaction.

13.	What happens to RSUs that vest after the election deadline and before the closing of the transaction?

Vesting will continue as normal. When an RSU vests, it is settled into a share of Infinera common stock, which share is deposited into your E*TRADE account. Subject to compliance with Infinera’s insider trading rules and policies, you are free to sell that share at any time.

If you hold that share at the closing of the transaction, you will receive $6.65 in cash for that share. There is no ability to elect to receive the stock or mixed consideration for that share.

14.	Following the closing, may I immediately sell my Nokia ADSs?

If you remain employed by the combined company following the transaction, you may be subject to Nokia’s insider trading rules and policies, as you are as an employee of Infinera. More information on those rules and policies will be available as we get closer to closing.

15.	If I acquire additional shares of Infinera common stock after the election deadline, may I still make an election with respect to my additional shares?

No. You will receive $6.65 per share in cash for any shares of Infinera common stock that you acquire after the election deadline.

16.	When will the conversion from Infinera common stock to cash or Nokia shares occur?

That conversion will occur in connection with the closing of the transaction. Nokia and Infinera have announced that they expect the transaction to close in the first half of 2025.

17.	I am a Finnish resident. Under Finnish law, I cannot hold ADSs. Can I still make an all-share election or a mixed share and cash election?

Yes. You should work with the custodian of your account and instruct them to remove the shares to be received from the American Depositary Shares program prior to the time that the American Depositary Shares are deposited into your account. This requires a notice to Citibank from the custodian of your account. Once this is done, you can directly receive Nokia shares. Citibank may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding the timing and mechanics of the closing of the transaction. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Merger are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Merger or required regulatory approvals to consummate the Merger are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Merger Agreement; (3) possible disruption related to the Merger to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Merger; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Merger and may decline if the Merger is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Merger; (8) potential litigation relating to the Merger; (9) uncertainty as to the timing of completion of the Merger and the ability of each party to consummate the Merger; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.